UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.08 Per Share
(Title of Class of Securities)
G20045202
(CUSIP Number of Common Stock underlying Class of Securities)
Central European Media Enterprises Ltd.
DANIEL PENN
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

JEFFREY A. POTASH, ESQ.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4510

CALCULATION OF FILING FEE

Transaction Valuation $715,697 (1)	Amount of Filing fee $98 (2)
(1)
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Central European Media Enterprises Ltd. that may be eligible for exchange in the Exchange Program will be exchanged pursuant to the offer. These options cover an aggregate of 1,637,000 shares of Central European Media Enterprises Ltd. common stock and have an aggregate value of $715,697 as of May 17, 2013.

(2)
The amount of the filing fee equals $136.40 per $1,000,000 of the aggregate amount of the transaction valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the amount of filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98	Filing Party: Central European Media Enterprises Ltd.
Form or Registration No.: Schedule TO-I	Date Filed: May 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Central European Media Enterprises Ltd., a Bermuda company limited by shares (the “Company”), on May 24, 2013 (the “Schedule TO”), relating to the Company's offer to eligible employees to voluntarily exchange on a grant-by-grant basis certain outstanding stock options to purchase shares of the Company's common stock, whether vested or unvested, for a lesser number of new restricted stock units upon the terms and subject to the conditions set forth in the Offer to Exchange dated May 24, 2013 (the “Offer to Exchange”) and the related Form of Election (the “Form of Election”) .

This Amendment No. 1 amends and supplements only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, Offer to Exchange and Form of Election.

Amendments to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1.
The section of the Offer to Exchange entitled “Summary Term Sheet - Q7. If I decide to participate in the Exchange Program, how many RSUs will I receive?” on page 4 of the Offer to Exchange is hereby amended so that the second sentence of the first paragraph shall be “In order to adjust for the fact that CME's current share price is significantly below its historical levels, the exchange ratios have been adjusted and a dilution factor has been applied to reflect the considerations set forth in Section 9”.

2.	The section of the Offer to Exchange entitled “Summary Term Sheet - Q9. When will I receive my RSUs?” on page 4 of the Offer to Exchange is hereby amended so that:

a.
the first sentence shall be “The scheduled expiration of the Offer to Exchange is 5:00 p.m., Central European Summer Time (11:00 a.m. New York time), on June 25, 2013, and we expect the acceptance date will be the Expiration Date.”

b.	the fourth sentence shall be “You will receive an RSU award agreement reflecting the new RSUs promptly after the acceptance date.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. By: /s/ David Sach David Sach Chief Financial Officer
Dated: June 6, 2013